NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Tesla, Inc.

Name of persons relying on exemption: National Center for Public Policy Research

Address of persons relying on exemption: 2005 Massachusetts Avenue NW, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Tesla, Inc. (“Tesla” or the “Company”)

RE: The case to vote FOR Proposal 9 (“A shareholder proposal requesting a child labor audit”).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Center for Public Policy Research (“NCPPR”) is not able to vote your proxies, nor does this communication contemplate such an event. NCPPR urges shareholders to vote for Proposal 9, following the instructions provided on management’s proxy mailing.

The following information should not be construed as investment advice.

In Support of Proposal 9

We write to encourage you to vote in favor of our proposal.

The bottom line first: Are you really so confident that Tesla is doing everything it should in order to address the risks of being complicit in child labor that you can afford to vote against this proposal?

To flesh out the foregoing, consider the following in addition to our proposal and Tesla’s opposition statement before casting your vote. These are questions raised by Tesla’s opposition statement.

In our view, Tesla’s opposition statement contains elements that may be materially misleading or incomplete:

1.Over-narrow focus on cobalt – The opposition statement frames the proposal as solely about cobalt, ignoring other minerals (e.g., lithium, copper, manganese, mica, tungsten) and early-stage manufacturing that may also involve child labor. This selective framing risks misleading shareholders as to the scope of the proposal.

2.Reliance on policies without evidence of enforcement – Assertions such as “we have a zero-tolerance policy” and references to supplier codes of conduct are presented as evidence of effectiveness, when in reality the existence of a policy does not demonstrate that violations are absent or detected. This may mislead shareholders into assuming substantive compliance where it is unverified.

3.Unsupported factual claims – Statements that “all of Tesla’s cobalt sources are industrial large-scale mining operations” or that “no mixing with artisanal or small-scale mines” occurs are made without disclosure of sourcing data or independent verification. Evidence (including Tesla’s own disclosures and academic research) suggests that cobalt from large-scale suppliers can in fact be mixed with artisanal output.

4.Opaque reference to audits – Tesla highlights risk assessments and audits but does not disclose methodologies, findings, or the number of suppliers audited relative to its full supplier base. Without this context, statements about audits could materially mislead as to the breadth and rigor of Tesla’s oversight.

5.Unspecified external engagement – References to “engaging external groups” are vague, with no identification of who was consulted, what access they had, or what findings resulted. Such omissions undermine the reliability of Tesla’s assurances.

6.Misleading presentation of supplier compliance – Tesla asserts that “all suppliers are required” to comply with its Supplier Code of Conduct, but does not disclose whether violations have been found, or how suppliers outside U.S. jurisdiction are monitored. This blanket assertion may lead shareholders to believe Tesla’s oversight is broader or more effective than it is.

In sum, Tesla’s opposition statement appears to substitute generalized assurances and undisclosed internal processes for verifiable evidence, which risks misleading shareholders as to the existence and scope of child labor in Tesla’s supply chain.

In addition to the foregoing, we note that while we greatly appreciate Tesla’s engagement, Tesla ultimately rejected each of the four requests below and made no counter offers that could have moved the Company to improvement in this area however slightly.

1. Agree to the report asked for in the proposal, or some modified version thereof.

2. Agree to a third-party audit of the issues raised by the proposal.

3. Agree to increased transparency/disclosure directly addressing all or some combination of the concerns we raised in response to the opposition statement.

4. Update the opposition statement to account for our stated concerns.

Finally, we encourage you to review the following resources for additional information.

HACE’s Whitepaper on Financial and Material Impacts of Child Labour, while published in 2023 with the previous global estimates of Child Labour, talks about a lawsuit Tesla was named in, in Case Study 3. It can be downloaded here:  https://www.thisishace.com/reports .

In light of all the foregoing, we we urge shareholders to vote FOR Proposal 9 on Tesla Inc.’s 2025 Proxy Voting Card.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA  TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL  MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR  AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

THE INFORMATION CONTAINED HEREIN HAS BEEN PREPARED FROM SOURCES  BELIEVED RELIABLE BUT IS NOT GUARANTEED BY US AS TO ITS TIMELINESS OR  ACCURACY, AND IS NOT A COMPLETE SUMMARY OR STATEMENT OF ALL  AVAILABLE DATA. THIS PIECE IS FOR INFORMATIONAL PURPOSES AND SHOULD  NOT BE CONSTRUED AS A RESEARCH REPORT.

PROXY CARDS WILL NOT BE ACCEPTED BY US. PLEASE DO NOT SEND YOUR  PROXY TO US. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS  ON YOUR PROXY CARD.

For questions regarding Tesla Inc. – Proposal 9 – “A shareholder proposal requesting a child labor audit,” sponsored by National Center for Public Policy Research, please contact Stefan Padfield, Executive Director, Free Enterprise Project, NCPPR, via email at spadfield@nationalcenter.org.